Exhibit 99.4

Press Release

Sanofi and IGM Biosciences Announce Collaboration Agreement for Oncology, Immunology and Inflammation Targets

* Companies to leverage proprietary IgM antibody technology platform to discover agonists against three oncology targets and three immunology/inflammation targets

* Collaboration to create, develop, manufacture and commercialize new class of potential therapeutics combining the superior features of multi-valent IgM antibodies over conventional IgG antibodies for stimulating cell surface receptors

* IGM to receive $150 million upfront payments, potentially over $6 billion in aggregate development, regulatory and commercial milestones

Paris, March 29, 2022 – Sanofi (NASDAQ: SNY) and IGM Biosciences, Inc. (Nasdaq: IGMS) today announced the signing of an exclusive worldwide collaboration agreement to create, develop, manufacture, and commercialize IgM antibody agonists against three oncology targets and three immunology/inflammation targets. Engineered IgM antibodies represent a new class of potential therapeutics that combine the multi-valency of IgM antibodies possessing 10 binding sites compared to conventional IgG antibodies having only 2 target binding sites.

John Reed, M.D., Ph.D.

Global Head of Research and Development, Sanofi

“We look forward to this collaboration with IGM Biosciences, a pioneer in a new class of antibody medicines for the treatment of cancer, immunology, and inflammatory diseases. The IGM Biosciences technology platform offers an exciting approach to developing high-avidity IgM antibodies that can efficiently bind and stimulate the activity of cell surface receptors. This unique platform has the potential to overcome historical limitations of conventional IgG antibodies when seeking agonists of some classes of receptors.”

Fred Schwarzer

Chief Executive Officer of IGM Biosciences

“Sanofi is a global leader in the development and commercialization of innovative therapies, and we welcome the addition of their extensive expertise and resources in expanding and accelerating the development of our IgM antibody platform across multiple areas of high unmet need.

This partnership builds on an existing research collaboration with Sanofi and is a key step towards our goal of unlocking the full breadth of potential for this important new class of therapeutics. We are pleased to share this vision with Sanofi and look forward to working together on these six potentially first- and best-in-class programs.”

Terms of the Collaboration

Under the terms of the agreement, IGM will receive a $ 150 million upfront payment. Sanofi has also expressed an interest in purchasing up to $100M of IGM non-voting common stock in a public financing.

For each oncology target collaboration program, IGM will lead research and development activities, and assume related costs, through approval of the first biologics license application (BLA) for a product directed to that oncology target by the FDA or EMA in exchange for up to $940 million in development and regulatory milestones per oncology target. After receipt of the first marketing approval for a product directed to an oncology target, Sanofi will lead all subsequent development and commercialization activities for that oncology

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target. For each oncology target, the companies will share profits 50:50 in certain major markets, and IGM will be eligible to receive tiered royalties on net sales in the rest of world.

For each immunology/inflammation target collaboration program, IGM will lead research and development activities, and assume related costs, through the completion of Phase 1 clinical trial for up to two constructs directed to each immunology/inflammation target, after which Sanofi will be responsible for all future development and related costs, in exchange for up to $1,065 million in aggregate development and regulatory and commercial milestones per immunology/inflammation target. Following the completion of Phase 1 clinical trial for each immunology/inflammation target, Sanofi will be responsible for subsequent development activities, commercialization efforts, and related costs. IGM is eligible to receive tiered high single-digit to low-teen royalties on global net sales.

Closing of the collaboration is contingent on completion of review under antitrust laws, including the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 in the U.S., and customary closing conditions.

About IGM Biosciences, Inc.

Headquartered in Mountain View, California, IGM Biosciences is a clinical-stage biotechnology company focused on creating and developing engineered IgM antibodies. Since 2010, IGM Biosciences has worked to overcome the manufacturing and protein engineering hurdles that have limited the therapeutic use of IgM antibodies. Through its efforts, IGM Biosciences has created a proprietary IgM technology platform for the development of IgM antibodies for those clinical indications where their inherent properties may provide advantages as compared to IgG antibodies.

IGM is listed on NASDAQ; IGMS

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Sanofi Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Sally Bain | + 1 617 834 6026 | sally.bain@sanofi.com

Kate Conway | + 1 508 364 4931 | kate.conway@sanofi.com

Sanofi Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Priya Nanduri | +1 908 981 5560 | priya.nanduri@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

IGM Biosciences Media Relations

David Pitts | +1 212 600 1902 | igmbio@argotpartners.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory

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authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2021. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

IGM Biosciences, Forward-Looking Statements

This press release contains forward-looking statements, including statements relating to plans, expectations and forecasts and to future events. Such forward-looking statements include, but are not limited to: the potential of, and expectations regarding, IGM’s technology platform and its IgM antibodies; expectations regarding the transaction between IGM and Sanofi, including all financial aspects of the collaboration and an equity investment; the potential benefits and results of such transaction, including goals of the collaboration and the potential for accelerated development of IGM’s platform; plans and expectations regarding research, development and commercialization efforts and activities; and statements by IGM’s Chief Executive Officer. Such statements are subject to numerous important factors, risks and uncertainties that may cause actual events or results to differ materially, including but not limited to: potential delays and disruption resulting from the COVID-19 pandemic and governmental responses to the pandemic, including any future impacts to IGM’s operations, the manufacturing of its product candidates, the progression of its clinical trials, enrollment in its current and future clinical trials and progression of its collaborations and related efforts; the risks that the transaction between IGM and Sanofi may not be completed in a timely manner or at all; the possibility that certain closing conditions to the transaction will not be satisfied, including the risks related to obtaining the requisite regulatory approvals, such as those required under antitrust laws; the risk of the occurrence of any event, change or other circumstance that could give rise to the termination of collaboration agreement between IGM and Sanofi (including without limitation the failure to timely obtain requisite regulatory approvals); the possibility that Sanofi may not invest in IGM; risks related to the effect of the announcement of the transaction on IGM’s business relationships, operating results, stock price and business generally; IGM’s early stages of clinical drug development; risks related to the use of engineered IgM antibodies, which is a novel and unproven therapeutic approach; IGM’s ability to demonstrate the safety and efficacy of its product candidates; IGM’s ability to successfully and timely advance its product candidates through preclinical studies and clinical trials; IGM’s ability to enroll patients in its clinical trials; the potential for the results of clinical trials to differ from preclinical, preliminary, initial or expected results; the risk of significant adverse events, toxicities or other undesirable side effects; IGM’s ability to successfully manufacture and supply its product candidates for clinical trials; the potential impact of continuing or worsening supply chain constraints; the risk that all necessary regulatory approvals cannot be obtained; the potential market for IGM’s product candidates, IGM’s ability to obtain additional capital to finance its operations, if needed; uncertainties related to the projections of the size of patient populations suffering from the diseases IGM is targeting; IGM’s ability to obtain, maintain and protect its intellectual property rights; developments relating to IGM’s competitors and its industry, including competing product candidates and therapies; general economic and market conditions; and other risks and uncertainties, including those more fully described in IGM’s filings with the Securities and Exchange Commission (SEC), including IGM’s Annual Report on Form 10-K filed with the SEC on March 30, 2021, IGM’s Quarterly Report on Form 10-Q filed with the SEC on November 4, 2021 and in IGM’s future reports to be filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and IGM specifically disclaims any obligation to update any forward-looking statement, except as required by law.

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